CROSS LAKE MINERALS LTD.

TSX: CRN

04 MAR 25 AM 7:21

82-2636

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

04010898

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

dlw 3/29

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

March 25, 2004

12(g) No. 82-2636
Symbol CRN-T

Drilling to Resume at QR Mine Project, B.C.

Vancouver, British Columbia – **Cross Lake Minerals Ltd.** ("the Company" or "Cross Lake") is pleased to announce that diamond drilling will resume on the QR Mine Property in the next few days. The Property is located approximately 60 kilometers southeast of Quesnel, Central British Columbia. The first phase of the drilling program will focus on the Midwest Zone, which was in part developed during previous mining operations. This underground development will provide easy access to the Midwest Zone for ongoing exploration or development.

Drilling in the Fall 2003 extended the Midwest Zone below the existing development and discovered a new parallel offsetting lens. Both lenses remain open at depth. The current drilling will continue to extend these zones to depth, which if successful, will increase the resource currently defined on the QR Mine Property, an important goal of the Company's ongoing efforts to recommence mining operations. The significant results from the fall drilling program are summarized in the following Table:

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)
CL-03-2026	145.11	158.50	13.39	**5.15**
CL-03-2027	145.50	157.50	12.00	3.60
CL-03-2028	82.50	90.00	7.50	2.28
and	122.00	128.00	6.00	**4.27**
and	155.00	156.50	1.50	3.54
CL-03-2030	85.12	88.00	2.88	2.64
CL-03-2031	101.00	104.00	3.00	2.90
CL-03-2032	9.00	19.04	10.04	**9.00**
and	37.00	43.00	6.00	3.35
and	65.50	75.00	9.50	**4.47**
and	125.00	126.50	1.50	**7.79**
CL-03-2033	33.00	34.50	1.50	**4.50**
and	156.00	168.00	12.00	**4.59**
CL-03-2035	3.05	9.00	5.95	2.09
CL-03-2036	44.00	57.50	13.50	**7.84**

The QR Mine currently includes a permitted, fully equipped 800 TPD gold mill and tailings facility. Easy access from Quesnel provides excellent infrastructure and eliminates the need for onsite accommodation. The previously reported resource of 903,510 tonnes with a weighted average grade of 3.1 g/t gold, which is partially developed, does not take into account the results from the fall 2003 drilling program. Except for the Midwest Zone, this resource would be developed by open pit. All these factors will reduce the capital cost and the time required to recommence mining operations.

In addition to the primary goal of increasing the resource on the QR Mine Property the Company will continue to explore and evaluate existing as yet undeveloped gold zones such as the North Zone and new exploration targets to further increase the potential and the operating life of the QR Mine.

.../Cont'd

Exploration work will be conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo. Acme Analytical Laboratories Ltd. of Vancouver, B.C. completed all assays. The samples were analyzed by ICP Mass Spectrometer following an Aqua Regia digestion on a 15-gram split. All results over 1.0 g/t were reanalyzed by conventional fire assay.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115